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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                                   CPAC, Inc.
                        --------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                    ---------------------------------------
                         (Title of Class of Securities)

                                    126145101
                                  ------------
                                 (CUSIP Number)

                                 H. Lee Turner
                            HLELT Enterprises, Inc.
                                Elizabeth Turner
                       Flora L. Mitchell Testamentary Trust
                                c/o Turner Farms
                               551 A SW 30th Road
                          Great Bend Kansas 67530-9730
                                 (620) 792-6144
                      -------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 July 17, 1996
                     --------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g), check following box. [ ]

NOTE:  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including  all  exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

1 of 8

CUSIP No.  126145101

     1.   Name of Reporting Person. S.S. or I.R.S. Identification No. of above persons (entities only)
            HLELT ENTERPRISES, INC.  ID# 48-1069323
.................................................................................
     2.   Check the Appropriate Box if a Member of a Group
          (a)   [X]
          (b)   [ ]
.................................................................................
     3.   SEC Use Only

.................................................................................
     4.   Source of Funds: *
            00 [Not applicable]
.................................................................................
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) [  ]

.................................................................................
     6.   Citizenship or Place of Organization:
            Kansas corporation
.................................................................................
  Number of     7.    Sole Voting Power: -0-
   Shares       ................................................................
Beneficially    8.    Shared Voting Power:   -0-
  Owned by      ................................................................
    Each        9.    Sole Dispositive Power:  -0-
  Reporting     ................................................................
   Person       10.   Shared Dispositive Power:  -0-
    With        ................................................................

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            0
.................................................................................

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]*

.................................................................................

     13.  Percent of Class Represented by Amount in Row (11):
            0%
.................................................................................

     14.  Type of Reporting Person*
          CO
.................................................................................
        *SEE INSTRUCTIONS BEFORE FILLING OUT!

2 of 8

CUSIP No.  126145101

     1.   Name of Reporting Person. S.S. or I.R.S. Identification No. of above persons (entities only)
           H. Lee Turner, an individual
.................................................................................
     2.   Check the Appropriate Box if a Member of a Group
          (a)   [X]
          (b)   [ ]
.................................................................................
     3.   SEC Use Only

.................................................................................
     4.   Source of Funds: *
            00 [Not applicable]
.................................................................................
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) [  ]

.................................................................................
     6.   Citizenship or Place of Organization:
            United States of America
.................................................................................
  Number of     7.    Sole Voting Power: 287,467
   Shares       ................................................................
Beneficially    8.    Shared Voting Power:   -0-
  Owned by      ................................................................
    Each        9.    Sole Dispositive Power:  287,467
  Reporting     ................................................................
   Person       10.   Shared Dispositive Power:  -0-
    With        ................................................................

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            287,467
.................................................................................

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]*

.................................................................................

     13.  Percent of Class Represented by Amount in Row (11):
           3.9%
.................................................................................

     14.  Type of Reporting Person*
           IN
.................................................................................
        *SEE INSTRUCTIONS BEFORE FILLING OUT!

3 of 8

CUSIP No.  126145101

     1.   Name of Reporting Person. S.S. or I.R.S. Identification No. of above persons (entities only)
           Elizabeth Turner, an individual
.................................................................................
     2.   Check the Appropriate Box if a Member of a Group
          (a)   [X]
          (b)   [ ]
.................................................................................
     3.   SEC Use Only

.................................................................................
     4.   Source of Funds: *
            00 [Not applicable]
.................................................................................
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) [  ]

.................................................................................
     6.   Citizenship or Place of Organization:
            United States of America
.................................................................................
  Number of     7.    Sole Voting Power: 146,387
   Shares       ................................................................
Beneficially    8.    Shared Voting Power:   -0-
  Owned by      ................................................................
    Each        9.    Sole Dispositive Power:  146,387
  Reporting     ................................................................
   Person       10.   Shared Dispositive Power:  -0-
    With        ................................................................

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            146,387
.................................................................................

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]*

.................................................................................

     13.  Percent of Class Represented by Amount in Row (11):
           2.0%
.................................................................................

     14.  Type of Reporting Person*
           IN
.................................................................................
        *SEE INSTRUCTIONS BEFORE FILLING OUT!

4 of 8

CUSIP No.  126145101

     1.   Name of Reporting Person. S.S. or I.R.S. Identification No. of above persons (entities only)
           Flora L. Mitchell Testamentary Trust
.................................................................................
     2.   Check the Appropriate Box if a Member of a Group
          (a)   [X]
          (b)   [ ]
.................................................................................
     3.   SEC Use Only

.................................................................................
     4.   Source of Funds: *
            00 [Not applicable]
.................................................................................
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) [  ]

.................................................................................
     6.   Citizenship or Place of Organization:
            Texas Trust
.................................................................................
  Number of     7.    Sole Voting Power: 16,628
   Shares       ................................................................
Beneficially    8.    Shared Voting Power:   -0-
  Owned by      ................................................................
    Each        9.    Sole Dispositive Power:  16,628
  Reporting     ................................................................
   Person       10.   Shared Dispositive Power:  -0-
    With        ................................................................

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            16,628
.................................................................................

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]*

.................................................................................

     13.  Percent of Class Represented by Amount in Row (11):
           0.2%
.................................................................................

     14.  Type of Reporting Person*
           OO
.................................................................................
        *SEE INSTRUCTIONS BEFORE FILLING OUT!

5 of 8

CUSIP No. 126145101

Item 1.         Security and Issuer.

This Amendment No. 1 to Schedule 13D is being filed with respect to the common stock, $0.01 par value per share, of CPAC, Inc., a New York business corporation (the “Issuer”), whose principal executive offices are located at 2364 Leicester Road, Leicester, New York 14481.

Item 2.         Identity and Background.

Schedule 13D was originally filed on or about October 13, 1994. This Amendment No. 1 is the first amendment filed electronically by the reporting persons.

This Amendment No. 1 to Schedule 13D is being filed in connection with the partial liquidation of HLELT Enterprises, Inc., a privately-owned corporation on or about July 17, 1996. Subsequent to the date when Schedule 13D was filed in October 1994, and prior to July 17, 1996, the Issuer effected stock splits, the result of which were to increase from 288,309 shares, the number of shares originally held by HLELT Enterprises, Inc. to 450,482 shares. This Amendment No. 1 to Schedule 13D reflects the transfer in partial liquidation of all 450,482 shares from HLELT Enterprises, Inc. to certain persons and entities which were the beneficial owners of HLELT Enterprises, Inc.

This Amendment No. 1 is being filed on behalf of HLELT Enterprises, Inc., which no longer holds shares of the Issuer, and H. Lee Turner and his wife, Elizabeth Turner, to whom shares of Issuer were distributed in partial liquidation, and the Flora L. Mitchell Testamentary Trust, to which shares were also distributed.

(a) Name of Persons Filing:	(i) HLELT Enterprises, Inc. (ii) H. Lee Turner (iii) Elizabeth Turner (iv) Flora L. Mitchell Testamentary Trust

(b) Residence and Business Address:	c/o Turner Farms, 551 A SW 30th Road, Great Bend Kansas 67530-9730

(c) Citizenship:	(i) HLELT Enterprises, Inc.: Kansas (ii) H. Lee Turner: United States (iii) Elizabeth Turner: United States (iv) Flora L. Mitchell Testamentary Trust: Texas

(d) Title of Class of Securities	$0.01 par value common stock

(e) Background	None of the persons on behalf of whom this Amendment No. 1 is filed have, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a part to civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceedings, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) CUSIP No.:	126145101

Item 3.         Source and Amount of Funds or Other Consideration.

HLELT Enterprises, Inc. received 288,309 shares of the common stock of CPAC, Inc. as part of the consideration paid by CPAC, Inc. to enable its subsidiary CPAC Brush, Inc. to acquire substantially all of the assets of the Fuller Brush Company on October 13, 1994. Subsequent to the completion of that transaction, CPAC, Inc. effected stock splits the result of which were to increase the number of shares held by HLELT Enterprises to 450,842 prior to its partial liquidation as reported hereby.

6 of 8

Item 4.         Purpose of Transaction.

The purpose of the acquisition of shares of CPAC common stock by HLELT Enterprises, Inc., and the partial liquidation of that corporation and transfer of the CPAC shares held by it the other Reporting Persons as described herein was for investment.

None of the Reporting Person has any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of CPAC, Inc. or the disposition of securities of CPAC, Inc., provided, however, that from time to time, depending upon market prices and other factors, the Reporting Persons may sell shares of CPAC, Inc. into the public market;

(b)	Any extraordinary corporate transaction;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer;

(e)	Any material change in the present capitalization or dividend policy of the Issuer

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Any changes in the Issuer's charter, bylaws or instruments corresponding thereto or any other action which may impede the acquisition of control of CPAC, Inc., by any person;

(h)	Causing a class of securities of CPAC, Inc. to be delisted from a national securities exchange or ceased to be authorized to be quoted in a public market;

(i)	A class of equity securites of CPAC, Inc. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or;

(j)	Any similar action to any of those enumerated above.

Item 5.         Interest in the Securities of the Issuer.

The following information regarding beneficial and aggregate ownership of the common stock of CPAC, Inc. identified in Item 1 is furnished:

Reporting Person	Shares Beneficially Owned	Percent of Class	Sole Power to Vote	Shared Power to Vote	Sole Power to Dispose	Shared Power to Dispose
HLELT Enterpirses, Inc.	-0-	0%	-0-	-0-	-0-	-0-
H. Lee Turner*	287,467	3.9%	287,467	-0-	287,467	-0-
Elizabeth Turner*	146,387	2.0%	146,387	-0-	146,387	-0-
Flora L. Mitchell
Testamentary Trust	16,628	0.2%	16,628	-0-	16,628	-0-

________________________

*	H. Lee Turner and Elizabeth Turner may be deemed to be beneficial owners of all shares. The reporting persons, as a group, directly and beneficially own 450,482 shares of common stock of CPAC, Inc. totaling approximately 6.1% of the outstanding shares.

(e) Effective July 17, 1996, HLELT Enterprises, Inc. ceased to be the beneficial owner of more than 5% of the common stock of CPAC, Inc.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relations (legal or otherwise) among any of the Reporting Persons and any other persons with respect to any securities of CPAC, Inc., including, but not limited, transfer or voting of any of the securities, finders’ fees, joint ventures, loan or obtain arrangements, put or calls, guarantees or profits, division of profits or loss, or giving or withholding of proxies.

Item 7.         Material to be Filed as Exhibits.

None.

7 of 8

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the Reporting Persons certifies that the information set forth in this statement is true, complete and correct and is signed on its behalf hereunto duly authorized.

  March __, 2003, effective as of July 17, 1996
(Date)

HLELT ENTERPRISES, INC.

By  /s/
Authorized Representative

H. LEE TURNER

By
Personal Representative of the Estate of H. Lee Turner

 /s/
Elizabeth Turner

FLORA L. MITCHELL TESTAMENTARY TRUST

By  /s/
Authorized Representative

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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